September 21, 2005

VIA EDGAR AND FACSIMILE

Mr. Christian Windsor

Special Counsel

Financial Services Group

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Equitable Financial Corp.
Form SB-2
File No. 333-126617

Dear Mr. Windsor:

On behalf of Equitable Financial Corp. (the “Company”), we are hereby responding to the Staff’s comment letter issued on September 21, 2005. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses.

Financial Statements for the years ended June 30, 2005 and 2004

Note 1 – Summary of Significant Accounting Policies, page F-6

Comment No. 1

Please provide in your response letter quantitative evidence supporting your assertion that the difference between recording brokerage fee income as a settlement date rather than trade date is not material. Please also tell us the number of days between trade and settlement dates and how this impacts your conclusion.

Response to Comment No. 1

Management understands that GAAP and industry practice requires the Company to record brokerage fees on a trade date basis. However, management outsources the offering of non-deposit investment products to a third-party vendor that reports on a settlement date basis. The settlement date normally occurs three days after the trade date. Management annually evaluates the difference in revenue resulting from the recording of fees on a settlement date basis as opposed to a trade date basis. The net impact of recording fees on a settlement date basis as opposed to a trade date basis for the year

Mr. Christian Windsor

September 21, 2005

ended June 30, 2005 would be an increase in revenue of $998, pre-tax. Management determined that this amount was immaterial to the financial statements and, therefore, did not record the net impact.

Note 10 – Employee Benefit Plans, page F-18

Comment No. 2

Please provide in your response letter an explanation of how the two-thirds portion of the cash surrender value of life insurance benefiting Mr. Harbaugh is recorded in the financial statements.

Response to Comment No. 2

In accordance with FTB 85-4, the underlying asset which could be realized at June 30, 2005 is the $24,000 cash surrender value of the insurance policy. In addition to this asset, management has determined that it is also necessary to record a liability of $16,000 for the amount owed to the President and Chief Executive Officer (the “Executive”) pursuant to the agreement between Equitable Federal Savings Bank of Grand Island (the “Bank”) and the Executive (the “Agreement”) that requires the Bank to maintain an insurance policy in force until such time as the Executive terminates employment and further provides that, after November 22, 2010, the Executive would be entitled to receive two-thirds of the cash surrender value. Management’s interpretation of the Agreement is that if the Bank terminates the insurance policy, the Bank would be obligated to acquire a similar policy which has a cash surrender value equal to the amount that was available to the Executive at the date of termination. Under FAS 5, the Bank believes that it is probable that it owes the Executive two-thirds of the cash surrender value ($16,000) and, as a result, the Bank recorded a liability in this amount. Based on the immaterial impact to the statement of financial condition, the Bank recorded an amount of $8,000 in other assets in the statement of financial condition, which represents the full cash value of the policy of $24,000, offset by a liability of $16,000.

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Mr. Christian Windsor

September 21, 2005

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone the undersigned or Aaron M. Kaslow at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Sean P. Kehoe

Sean P. Kehoe

Enclosures

cc:	Michael Clampitt, Securities and Exchange Commission
John Nolan, Securities and Exchange Commission
Amanda Roberts, Securities and Exchange Commission
David Permut, Office of Thrift Supervision
Roger Smith, Office of Thrift Supervision
Richard L. Harbaugh, Equitable Financial Corp.
Paul M. Aguggia, Esq.
Aaron M. Kaslow, Esq.